John P. Yung 2020 West El Camino Avenue, Suite 700 Sacramento, California 95833 John.Yung@lewisbrisbois.com Direct: 916.646.8288

April 25, 2023

Via EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Trade & Services 100 F Street NE Washington, DC 20549
Re:	Baiya International Group Inc.

Amendment No. 2 to Draft Registration Statement on Form F-1

Submitted February 14, 2023

CIK No. 0001944712

Dear Sir/Madam:

On behalf of Baiya International Group Inc. (the “Company”), we are responding to the Staff’s comment letter dated March 6, 2023, related to the above referenced Amendment No. 2 to Draft Registration Statement on Form F-1.

For ease of reference, we have copied the Staff’s comments in italics as indicated below with the Company’s responses.

Draft Registration Statement on Form F-1 Submitted February 14, 2023

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies and Estimates

Revenue Recognition, page F-18

1.	You disclose your Gongwuyuan Platform connects HR and labor resource companies with business enterprises allowing matching of job-seeking blue-collar workers with the labor recruitment needs of businesses and provides employment matching of blue-collar workers through HR service companies with business enterprises and institutions. It appears from these disclosures you serve as an intermediary between employing companies and third-party labor service providers to arrange to meet their respective needs. For both of your entrusted recruitment and project outsourcing services you state you recognize revenue gross as a principal. To help us better understand the basis for your accounting treatment, please address the following for each of these services, unless otherwise indicated.

ARIZONA • CALIFORNIA • COLORADO • CONNECTICUT • DELAWARE • FLORIDA • GEORGIA • ILLINOIS • INDIANA • KANSAS • KENTUCKY • LOUISIANA MARYLAND • MASSACHUSETTS • MINNESOTA • MISSISSIPPI • MISSOURI • NEVADA • NEW JERSEY • NEW MEXICO • NEW YORK • NORTH CAROLINA OHIO • OREGON • PENNSYLVANIA • RHODE ISLAND • TENNESSEE • TEXAS • UTAH • VIRGINIA • WASHINGTON • WASHINGTON D.C. • WEST VIRGINIA

April 25, 2023

1.	Provide us with a typical agreement with each of the employing companies and third-party labor service providers.

RESPONSE:	The Company has attached typical agreements that it uses with Employing Company and third-party service providers (translated from Chinese to English):

For Entrusted Recruitment:

●	Labor Dispatch Cooperation Agreement with Employing Company (Exhibit A-1);

●	Supplementary Agreement with Employing Company (Exhibit A-2); and

●	Recruitment Service Agreement with Third-party Labor Provider (Exhibit A-3).

For Project Outsourcing:

●	Outsourcing Service Agreement (Exhibit B-1) with the Customer; and

●	Sharing Economy Intelligent Comprehensive Service Agreement with Third-party Labor Provider (Exhibit B-2).

2.	Explain to us in detail how you control the workers provided by third-party labor service providers before their service is transferred to employing companies. In particular, tell us (i) whether workers provided become your employees, and if so, the basis for this determination, and (ii) the party responsible for employee administration for workers provided, including (a) payment of wages/salaries to workers, (b) withholding, collection and remittance of associated employer/employee payroll taxes, (c) benefits (including paid time off) provided to workers, (d) any worker related insurances and (e) injuries incurred by workers on the job.

In regard to this overall item, we note your disclosure your cost of revenues for each service primarily consists of the referral or service fees and out sourcing fees paid to labor-provider companies. In regard to (i), under “Employees” on page 117 we note only employees for labor dispatch workers. In regard to (ii), we note your disclosure on page 27 “Our Gongwuyuan Platform rely on third parties payment providers ... to support relevant payment needs such as wage payments from Employing Company to workers.” If your control is under some other basis, explain that basis in detail and why it supports control by you.

RESPONSE:	The Company controls the workers provided by third-party labor service providers before their services are transferred to Employing Companies based on the facts and analysis as follows:

For entrusted recruitment service:

For entrusted recruitment, workers provided by third-party labor service providers would not become our employees before their service is transferred to Employing Companies. However, we take the managerial role to manage these workers after they are selected.

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com

April 25, 2023

During the period from the release of employment advertisements to the delivery of workers to the Employing Companies, Gongwuyuan is responsible for the worker’s information registration, preliminary screening for basic qualification, and initial interview with the candidates once the worker candidate was selected by the Employing Companies.

The Employing Companies transfer most of their personnel management functions to Gongwuyuan. Gongwuyuan will be responsible for giving basic training and instruction about the Employing Company’s policies and job scope to the workers, providing the dormitory arrangement and management of workers to ensure safe living conditions for workers while they work in the factory. Gongwuyuan will also be responsible for the management of attendance of the workers during the employment term to ensure the workers go to work on time, to evaluate if their key performance indicators (KPIs) are achieved, and to approve workers’ request of day-leave due to reasons such as seeing doctor or emergency at home etc. . Gongwuyuan is responsible for finding a replacement if the worker resigned or was terminated during the service period. Gongwuyuan will also assign responsible staffs to the customer job site on a daily basis for monitoring the workers, ensuring the work quality of the workers, and resolving any issues and complaints from the workers or the Employing Companies.

As agreed with all parties, the wages of the workers that were provided through our entrusted recruitment services are paid through direct deposits made by the Employing Companies. The Employing Companies are responsible for (i) payroll tax withholding and submitting, (ii) purchasing accident insurance for the workers, and (ii) any liabilities or obligations to the workers in the event of injury by the workers while on the job. No benefits such as paid time off is provided by the Employing Company or Gongwuyuan due to short term needs for these workers.

For project outsourcing service:

For project outsourcing service, most of the workers provided by third-party labor service providers to us are not our employees and there is no employment contract entered between Gongwuyuan and the workers, except for the workers of the project of China Post Group Co., Ltd., Zhongshan branch (“China Post Zhongshan Branch”) who are Gongwuyuan’s employees 1. However, Gongwuyuan is responsible for paying salaries of all of the workers who were involved in the projects. In addition, Gongwuyuan is responsible for (i) payroll tax withholding and submission, (ii) purchasing accident insurance for these workers, and (iii) any liabilities or obligations to the workers they refer to us in the event of injury by the workers while on the job. For the workers who are not our employees, the third party labor service providers will assist with the payment of their salaries and insurances on behalf of Gongwuyuan, which will be reimbursed by Gongwuyuan by monthly settlement. No benefits such as paid time off is provided by the third-party labor service providers or by Gongwuyuan due to the short term needs for these workers.

[1]	These were former China Post Zhongshan Branch employees that were assigned to Gongwuyuan when Gongwuyuan took over the outsourcing project from China Post Zhongshan Branch.

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com

April 25, 2023

For project outsourcing service, Gongwuyuan is fully responsible for the completion of the project assignment that we are engaged in. Gongwuyuan assumes liabilities, obligations and performance standards of the outsourced assignments, which includes the criteria on quality and quantity set up by the Employing Companies.

For both the entrusted recruitment and project outsourcing services, Gongwuyuan needs to pay the service fee to the third-party labor provider regardless of if Gongwuyuan collected its consideration from the Employing Companies or not. In regard to our disclosure of our cost of revenues, cost of each service primarily consists of referral or service fees to third party labor providers. For outsourcing services, our cost of revenues fees also includes the salaries and benefits paid to the workers. As explained above, for entrusted recruitment, the Employing Companies pay the salary to the workers directly through direct deposit and for project outsourcing, the third-party labor service providers (except for the China Post Zhongshan Branch project) pay the salary to the workers while we pay the third-party labor provider a lump sum amount, which includes the compensation to the workers.

In regard to the section of “Employees” on page 117, our employees include the office administrative staff, labor dispatch workers, and workers for China Post Zhongshan Branch for our project outsourcing service. As of October 31, 2022, we have approximately 30 employees in management, operation, and research and development functions across Gongwuyuan and its subsidiaries, and we have approximately 75 workers for our labor dispatching service and approximately 23 workers for project outsourcing China Post Zhongshan Branch services. We will update page 117 in the next submission or filing.

In regard to whether “Our Gongwuyuan Platform rely on third parties’ payment providers ... to support relevant payment needs such as wage payments from Employing Company to workers,” The Gongwuyuan Platform has limited functions and substantially all of the services are conducted offline. Gongwuyuan currently does not rely on third party payment providers to support relevant payment needs such as wage payments from Employing Company to workers. The Company will clarify the usage of the Gongwuyuan Platform and remove this reference of relying on third parties payment providers from its next submission or filing.

In regard to whether the Gongwuyuan’s control is under some other basis, we believe we are the principal for both entrusted recruitment and project outsourcing and have full control of providing our services to the Employing Companies by considering the key factors below:

●	We reserve the right to accept or reject the service contracts with the Employing Companies without involvement of any third parties, and choose third-party labor providers at our discretion for them providing us the labor for selection and training, and eventually submit the labor to Employing Companies by us. There is no cooperation and contractual relationship between third-party labor providers and the Employing Companies. Third-party labor providers and the Employing Companies do not know each other and are not allowed to communicate with each other directly. We assume responsibility for receiving and resolving the complaints over the quality of the services, managing and monitoring the workers performance. If the third-party labor providers fail to deliver enough qualified workers to us and thus affect our performance obligation to the Employing Companies, we should bear the loss for breach of contract with the Employing Companies. However, this has never happened as there is sufficient labor in the market, and we can easily and timely find qualified labor candidates due to the low threshold of the jobs.

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com

April 25, 2023

●	We have discretion in setting up the price. However, in order to guarantee our profit at a certain margin, we will use consideration from the Employing Companies as a reference point, deduct our own costs, then come up the price that we should pay to the third-party labor providers. The consideration from the Employing Companies could be a current project, or experience from past similar projects. In most cases, we need to work with more than one third-party labor provider to find enough labor candidates for one Employing Company.

●	We bear the “inventory” risk as we pay the consideration due to third-party labor providers irrespective of whether the Employing Companies have paid the services consideration to us.

3.	We note the risk factor on page 28 stating the PRC operating companies sometimes outsource labor assignments to HR service companies to recruit the required workers in completing their relevant worker recruitment or labor assignments for customers. Explain to us how this affects your control of the workers provided to employing companies.

RESPONSE:	The Company currently does not outsource labor assignments to HR service companies to recruit the required workers and will remove this risk factor from the subsequent submission or filing.

4.	Tell us the party that selects workers for employing companies and how this is factored in your assessment that you have discretion in fulfilling your performance obligation and control of the labor provided. In regard to entrusted recruitment, it appears from your disclosure on page F-20 employing companies select the labor candidates provided by third-party labor providers and not you.

RESPONSE:

For project outsourcing services, Gongwuyuan is fully responsible and obligated to complete the job assignment including seeking and selecting the qualified workers at our own discretion. Gongwuyuan provides services to the customers in order to fulfill their outsourced labor assignments, such as daily express delivery assignment for China Post Zhongshan Branch. The primary focus of this service is to complete and address the particular quality needs of the customers. Gongwuyuan assumes liabilities, obligations and performance standards of the outsourced assignments, which includes the criteria on quality and quantity set up by the Employing Companies.

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com

April 25, 2023

For entrusted recruitment services, Gongwuyuan will select worker candidates provided by the third-party labor providers first. A small number of candidates will do job seeking registration through Gongwuyuan’s online platform. Gongwuyuan will then organize these candidates to attend on-site interviews with the Employing Company. Most candidates still go to Gongwuyuan’s local office to register. However, Employing Companies usually need to recruit a large number of workers in a short period of time. No single third-party labor service provider can provide so many workers in a short period of time. Therefore, Gongwuyuan needs to coordinate with a number of third-party labor service providers to obtain enough candidates for recruitment. Gongwuyuan will make a preliminary screening and interview of the candidates before providing them to the Employing Company. Besides, Gongwuyuan will organize on-site interviews for Employing Company to make the final employment decision.

We will revise the disclosure on page F-20 to clarify that Employing Companies select the labor candidates provided by us, not the third-party labor providers. Under the entrusted recruitment services, third-party labor providers are not allowed to contact the Employing Companies directly.

5.	In regard to entrusted recruitment you disclose on page F-20 you do not have any obligation to pay third-party labor companies for labor candidates not selected by employing companies. Explain to us the impact of this on your determination of whether you have inventory risk for labor provided.

RESPONSE:	The Employing Company’s requirements for candidates are usually very straight-forward, such as gender, age, health status, work experience, address, etc. A preliminary screening will be conducted according to these requirements, and most of the candidates will meet the needs of the Employing Company. Through the efficient management of candidates, the chance of candidates not being selected is very minimal, and the qualification of workers can meet the requirements of the Employing Company. Gongwuyuan has the full right to keep or reject the workers provided by the third-party labor-providers; for those workers that were initially selected by Gongwuyuan but were not selected by the Employing Company, we will recommend and assign these workers to other Employing Companies or jobs, and it is usually done within a very short period, usually 1-2 weeks. Therefore, eventually, Gongwuyuan will pay for the third-party labor services related to these workers. As explained above, Gongwuyuan controlled the services before providing to the Employing Company and needed to pay the service fee to the third-party labor provider regardless of if Gongwuyuan collected its consideration from the Employing Companies or not. We considered that we did bear the inventory risk for labor provided.

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com

April 25, 2023

6.	Tell us the party that determines the service fee you receive from employing companies and how the fee is determined. Specifically in regard to entrusted recruitment, the response to comment 13 in your letter dated December 27, 2022 states you have discretion establishing the transaction price with employing companies. However, in the same response you state employing companies normally specify in their Overall Work Arrangement the pay rate to the worker as well as the service payout rate to you in placing workers for entrusted recruitment services. Explain to us your consideration of this in your determination that you have pricing discretion for entrusted recruitment, and how this impacts your assessment of your control of labor.

RESPONSE:	In general, the Employing Company will normally first provide its proposed basic rate. Gongwuyuan will use those rates as a guide to negotiate with the Employing Company the service fees (service payout rate) that it will charge based on the proposed project size (such as number of people recruited each time, the duration of the employment term, and the special requirements of the Employing Companies, etc.). Once the service payout rate has been agreed upon by both parties, the Employing Company will issue its Overall Work Arrangement, which sets the service payout rate to Gongwuyuan for placing workers for entrusted recruitment services. Gongwuyuan gets paid based on the number of workers provided to and worked for the Employing Companies and the agreed upon service payout rate set forth in the Overall Work Arrangement upon satisfaction of our performance obligation.

In the response to comment 13 in our reply letter dated December 27, 2022, we stated Employing Companies normally specify in their Overall Work Arrangement the pay rate to the worker as well as the service payout rate to us for placing workers for entrusted recruitment services. However, the Overall Work Arrangement is a result of negotiations between Gongwuyuan and the Employing Company (for the entrusted recruitment service) or customer (for the project outsourcing service). We will clarify in the next submission or filing that the term “Employing Companies” will be used in connection with entrusted recruitment service and “customers” will be used in connection with project outsourcing service.

For entrusted recruitment services, there are two main types of price rates charged to the Employing Companies: (i) fixed monthly standard fee per worker, and (ii) fixed hourly rate per worker. There are no potential discounts, concessions, rights of return or performance bonuses. The Company satisfies the performance obligation based on days passed over time during the contract service period (usually no more than six months); the customer simultaneously have their labor needs satisfied through the Company’s performance during the service term.

For project outsourcing services, Gongwuyuan confirms the service fee based on the work quantity and performance of the specific day with the customer on a daily basis and such daily working records and data are also recorded into customer’s system daily. However, for cost efficiency, the Company only receives the service fee from the customer on a monthly basis based on the accumulated assignment accomplished each month. The Company considers that the customers simultaneously receive and consume the benefit as the completion of daily outsourcing assignments.

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com

April 25, 2023

7.	Tell us the party that determines the amount you pay third-party labor providers and how this amount is determined.

RESPONSE:	Gongwuyuan will estimate and deduct its own costs according to a current contract price signed with the Employing Company or experience from past similar projects, making sure to retain enough profits, and then submit our quotation of our pay rateto the third-party labor service company. The final contract price will be the result of negotiation between Gongwuyuan and the third-party labor service company.

8.	Tell us when you pay third-party labor providers and the material terms associated with payments, in particular any contingent provisions.

RESPONSE:	Gongwuyuan pays the third-party labor service company at the end of each month. There are not any specific contingent provisions. The credit terms granted by the third-party labor providers varies, normally one month. Occasionally if we did not receive the payment from the Employing Companies or customers on time, we would need to pay the service fee to the third-party labor providers for both of the entrusted recruitment and project outsourcing services regardless if Gongwuyuan collected its consideration from the Employing Companies or customers.

Please contact me at 916-646-8288, or my partner, Daniel B. Eng, at 415-262-8508, with any questions or further comments regarding the Company’s responses to the Staff’s comments.

Very truly yours,

/s/ John P. Yung
John P. Yung of
LEWIS BRISBOIS BISGAARD & SMITH llp

cc:	Weilai Zhang, Chairman of Baiya International Group Inc.
Siyu Yang, CEO of Baiya International Group Inc.
Dian Zhang, CFO of Baiya International Group Inc.
Fang Liu, Partner, VCL Law LLP

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com

Exhibit A-1

Labor Dispatch Cooperation Agreement

Party A: Dongguan Great Wall Development Technology Co., Ltd.

Address: No. 2 Chigang Junma Road, Humen Town, Dongguan City, Guangdong Province

Party B: Dongguan Gongwu Yuan Yifang Human Resources Service Co., Ltd.

Address: Room 303, Building 2, No.19 Gao Fang Zhen Xing Nan Road, Gao Fang Town, Dongguan City, Guangdong Province

Account Name: Dongguan Gongwu Yuan Yifang Human Resources Service Co., Ltd.

Bank: China Construction Bank Co., Ltd. Dongguan Gaochang Branch

Account Number: 4405 0177 7208 0000 0676

According to the relevant provisions of the Civil Code of the People’s Republic of China, the Management Regulations for Internship of Vocational School Students, and other relevant laws and regulations, Party A and Party B voluntarily and in good faith negotiate and sign this Labor Dispatch Cooperation Agreement to jointly abide by.

Article 1 Definitions

“Labor dispatch” as referred to in this Agreement refers to Party B providing student dispatch services to Party A according to Party A’s needs and requirements.

“Dispatched personnel” or “Party B’s dispatched personnel” refers to the students sent by Party B to Party A for internship according to Party A’s labor dispatch requirements.

Article 2 Qualification Certification

(1)	Party A is a company registered with the local Administration for Industry and Commerce and recognized by the labor administration department as having the qualifications to employ personnel.
(2)	Party B is a company or school registered with the local Administration for Industry and Commerce or approved by the education or labor administration department, and has legal business or school operation qualifications.
(3)	Both Party A and Party B shall provide the corresponding certificates (copies) as attachments to this Agreement.

Article 3 Agreement Term

The term of this Agreement is from September 12, 2022 to January 5, 2023.

Article 4 Conditions for Party B’s Dispatched Personnel

(1)	Must complete the internship period at Party A.
(2)	Must be full-time students of Shuangfeng County Vocational Middle School or Jipu County Vocational Secondary School, with legal student status and no restrictions on major.
(3)	Must have a junior high school degree or above, with no restrictions on major.
(4)	Must meet the legally prescribed employment age and have a valid second-generation ID card.
(5)	Must be physically fit, able to understand Mandarin, and have normal communication and communication abilities.

(6)	Must not be color-blind, with uncorrected visual acuity of no less than 0.8 in one eye and no less than 1.0 after correction.
(7)	Cannot be first-year students.
(8)	Must be physically healthy, with no diseases that may affect the health of Party A’s members, such as mental illness, infectious diseases, heart disease, and epilepsy.

Article 5 Cooperation

(1)	Party A shall provide the following personnel needs:

Position: Operation position;

Number:

The first batch of 300 personnel;

Internship period: from September 12, 2023 to January 5, 2023;

Reporting date: from September 12, 2022 to September 15, 2022.

(2)	Party B shall strictly follow Party A’s personnel needs to transport personnel to Party A within the reporting date. After the transport personnel arrive at Party A on time, Party A will conduct comprehensive interviews, physical examinations, etc. for them. The transport personnel who meet the requirements after Party A’s confirmation will be included in the “Formal List of Transport Personnel” produced by Party A and submitted to Party B, which will serve as the final list of transport personnel under this contract. Party B shall unconditionally take back the transport personnel who fail to meet the requirements confirmed by Party A.

Article 6 Costs and Payment Methods

Subsidies for transport personnel, calculation of management fees and payment methods:

☐ Hourly calculation model

1.       Total unit price/yuan/hour (hereinafter referred to as “H”), basic living allowance for transport personnel issued at a rate of yuan/H, and management fees issued at a rate of yuan/H.

☒ Fixed management fee calculation model

1.	Party B shall pay a basic living allowance of RMB 1,810/month for transport personnel (including a performance bonus of RMB 200/month and a full attendance bonus of yuan/month), which shall be settled monthly. Party A shall pay the subsidy for the previous month to the personal bank account of the transport personnel on the 15th of each month.

2.	Management fee of Party B

(1)	Management fee standard (N): RMB 1,600/person/month.
(2)	Management fees shall be calculated according to the following rules: (1) Party B’s transport personnel who interrupt their internships without Party A’s consent shall not be paid management fees; (2) Party B’s transport personnel whose internship dates are less than 10 working days shall not be paid management fees; (3) Party B’s transport personnel who do not provide complete information in accordance with Article 8(3) of this Agreement shall not be paid management fees; (4) For Party B’s transport personnel who terminate their internships with Party A’s consent, management fees shall be calculated based on the actual number of internship days in that month, using the formula: N yuan * actual number of internship days in that month/natural number of days in that month; (5) If Party B’s transport personnel have unauthorized absences during that month, when calculating the management fee for that transport personnel, it shall be deducted at the rate of 【absenteeism hours2N yuan/natural days in that month/8 hours】; (6) If Party B’s transport personnel take personal leave during that month, when calculating the management fee for that transport personnel, it shall be deducted at the rate of 【leave hoursN yuan/natural days in that month/8 hours】; (7) The tax point for management fees shall be borne by Party A.

(3)	Party A and Party B shall calculate the management fees for the previous month according to the rules before the 15th of each month. After the calculation and confirmation are correct, Party A shall pay the fees to Party B’s bank account within 20 working days after receiving Party B’s value-added tax special invoice.

3.	Other subsidies: This contract enjoys the following subsidies: 1, 2, 3

(1)	Overtime allowance: calculated based on living allowance, 1.5 times overtime on weekdays, 2.0 times overtime on weekends, and 3.0 times overtime on holidays.
(2)	Night shift subsidy: If there are transportation personnel who have been interning at Party A for more than zero hours, a night shift subsidy of 20 yuan/day will be issued each time.
(3)	Food subsidy: The transportation personnel will receive a monthly subsidy of 180 yuan (calculated based on actual attendance days, of which 180 yuan will be credited to the transportation personnel’s meal card, and/yuan will be paid to Party B along with the monthly management fee).
(4)	Full attendance subsidy: After the transportation personnel become formal employees of Party A, they can enjoy the full attendance subsidy if their attendance is full attendance in the current month.
(5)	Holiday allowance: Dragon Boat Festival/yuan; Mid Autumn Festival&National Day/yuan; Spring Festival/yuan.
(6)	Subsidy for road fees: Party A shall pay the road fees to Party B, with a standard of/yuan. At the end of each month, the transportation fee shall be calculated and paid according to the personnel on duty, and shall be reimbursed with a special ticket. The transportation fee shall be transferred by Party A to Party B’s designated bank account.
(7)	Subsidy for resident teachers: Party A shall pay Party B a monthly subsidy for resident teachers, with a standard of/yuan/month/person, and shall be reimbursed with a special invoice. The subsidy for resident teachers shall be paid by Party A to the bank account designated by Party B.

4.	During the working period, Party A provides free accommodation for the transportation personnel, and the company subsidizes water, electricity, and other expenses by 30 yuan/month. The excess amount shall be borne by the individual, and Party A shall deduct the payment on behalf of Party A.

Article 7 Rights and Obligations of Party A

1.	Party A shall provide general knowledge, job-related and relevant skill training to the personnel sent by Party B.
2.	Party A has the right to adjust the positions of the personnel sent by Party B according to actual production needs.
3.	Party A shall arrange its staff as guiding teachers for the interns sent by Party B, and provide guidance and assessment for the interns during the internship period.
4.	Party A shall arrange for the personnel sent by Party B to work according to the regular working hours of Party A’s formal employees (5-day, 8-hour work system and two-shift system), with a daily working time generally not exceeding 12 hours and a monthly rest of no less than 2 days.

5.	Party A shall provide necessary labor protection for the personnel sent by Party B, guarantee the labor safety of the personnel during work, and purchase commercial accident insurance for them.
6.	If the personnel sent by Party B have accidents due to work during the internship period, and it falls within the scope of the commercial accident insurance, Party A shall handle it according to the commercial accident insurance claim process.
7.	The personnel sent by Party B can enjoy medical welfare in the medical room of Party A.
8.	During the internship period, if Party A believes that the personnel sent by Party B are not competent for the position, do not obey work arrangements, or fail to pass the assessment, Party A can return the personnel to Party B.
9.	If Party A needs to extend or shorten the term of this contract due to business changes, both parties shall negotiate and agree to change this contract, except as otherwise provided in this contract.
10.	Party A has the right to handle disciplinary violations of the personnel sent by Party B in accordance with Party A’s rules and regulations.
11.	After the internship period expires, Party A is responsible for assisting the personnel sent by Party B in the internship appraisal. For the personnel sent by Party B who pass the internship assessment as excellent and with Party A’s consent, they may be converted to formal employees of Party A.
12.	Party A provides free accommodation for the teachers sent by Party B. For the teachers sent by Party B who do not meet the requirements of this agreement, Party A has the right to request Party B to replace them.
13.	Party A shall assist Party B in managing the teachers sent by Party B and assist the teachers in handling various issues that arise during the term of this contract.
14.	Party A shall pay the fees in accordance with the provisions of this agreement and on time.
15.	If there is a group dispute involving the personnel sent by Party B, or if Party A has no production orders due to changes in production and operation, Party A has the right to return the personnel sent by Party B to Party B, and Party B shall cooperate unconditionally.
16.	Party A shall not disclose the contents of this agreement to any third party other than Party A and Party B, and shall not disclose the business secrets of Party B (including this agreement and its annexes and all plans before and after the signing of this agreement).

Article 8 Rights and Obligations of Party B

1.	The dispatch personnel of Party B shall comply with the provisions of Article 4 of this Agreement.
2.	Party B must sign a work-study agreement with the dispatch personnel and their parents, which should specify the internship conditions, internship environment, internship subsidies, the rights and obligations of the dispatch personnel during the internship, and ensure that the dispatch personnel and their parents agree in writing to the internship at Party A. Party B shall provide a copy of the work-study agreement to Party A for record keeping.
3.	Party B shall assist Party A in collecting and sorting out the information of the dispatch personnel, including resumes, copies of the second-generation ID cards (4 copies), two 1-inch color photos (wearing dark formal clothes), and tripartite internship agreements, etc.
4.	Party B shall strictly fulfill its guardianship responsibilities towards the dispatch personnel, including maintaining communication with them, conducting irregular conversations, and timely resolving issues raised by the dispatch personnel.

5.	In accordance with the ratio of one resident teacher for every 100 dispatched personnel, Party B shall dispatch resident teachers to Party A. The resident teachers of Party B shall: (1) strictly fulfill their management responsibilities towards the dispatch personnel, responsible for the daily management of the dispatch personnel’s internship work and life; (2) maintain smooth communication with the dispatch personnel, regularly understanding their thoughts; (3) be responsible for collecting and resolving issues raised by the dispatch personnel; (4) be responsible for educating the dispatch personnel on ideology, safety, and other matters; (5) be responsible for communicating with the dispatch personnel’s parents; (6) in case of any abnormal situation of the dispatch personnel of Party B, the resident teacher shall promptly notify Party A; (7) abide by Party A’s rules and regulations and obey Party A’s management; (8) assist the dispatch personnel in completing the procedures for leaving the factory and returning any items required by Party A.
6.	Party B shall purchase accident insurance for the dispatched personnel. In case of disputes, accidents, or other incidents, Party B shall be responsible for handling them.
7.	Party B shall ensure that the dispatched personnel of Party B intern at Party A until the end of the internship period specified in this Agreement. Without Party A’s consent, Party B shall not withdraw the dispatched personnel from Party A.
8.	During the contract period, Party B shall ensure that the dispatched personnel must obtain the consent of the resident teacher before leaving Party A’s factory area. If the dispatched personnel of Party B leave Party A for any reason, Party B shall promptly notify Party A.
9.	For all dispatched personnel returned to Party B by Party A, Party B shall be responsible for receiving them and handling the procedures.
10.	After the internship period expires, Party B shall arrange for the handover procedures and organize the dispatched personnel of Party B to leave Party A’s factory area in an orderly manner and ensure the safe return to school or home of all dispatched personnel.
11.	Party B shall not disclose the contents of this Agreement to any third party other than Party A and Party B and shall not disclose Party A’s business secrets (including this Agreement and its attachments, and various plans before and after the signing of the Agreement).

Article 9 Deposit Terms

1.	When signing this agreement, Party B shall pay a deposit of 500 yuan per person to Party A, totaling RMB 150000. This deposit is used to ensure that Party B will strictly provide qualified services to Party A in accordance with the agreement. After the end of the onboarding period and Party B has submitted the original deposit receipt to Party A, Party A shall calculate the deposit in accordance with the deposit refund rules. If there is a need to refund the deposit, Party A shall refund the corresponding deposit within 20 working days after the calculation.

2.	Deposit refund rules:

(1)	If the number of personnel in the “Official List of Transportation Personnel” exceeds 90% (including 90%) of the transportation demand of Party A, and there are no other breach of contract, Party A shall refund the full deposit;
(2)	If the number of personnel in the “Official List of Transportation Personnel” is between 50% and 90% (excluding this number) of the transportation demand of Party A, and there are no other breach of contract, Party A shall refund the deposit according to this proportion, and the remaining deposit shall not be refunded.
(3)	If the number of personnel in the “Official List of Transportation Personnel” is less than 50% (including 50%) of the number of transportation personnel required by Party A, the full deposit will not be refunded.
(4)	If Party B violates any of the terms of this agreement, it will not refund the entire deposit.
(5)	If there are events or mass incidents that affect the normal production and operation of Party A due to the reasons of Party B or Party B’s transportation personnel, the full deposit will not be refunded.

Article 10 Liability for Breach of Contract

1.	If either party violates this agreement and causes economic losses to the other party, they shall compensate the other party for their economic losses.
2.	If any transportation personnel of Party B (except with the consent of Party A) fail to intern until the end of the internship period as agreed in this agreement, Party A may not issue internship subsidies and management fees to transportation personnel who have not yet completed their internship. Party B shall pay a penalty of 1600 yuan per person to Party A. If the penalty is not sufficient to compensate for the losses caused to Party A, Party B shall also compensate for the losses caused to Party A.
3.	If Party B or its transport personnel refuse to return the items specified by Party A, otherwise Party A has the right to deduct the price of the returned items from the transport personnel subsidy or management fee.
4.	If Party A fails to pay the fees as agreed in the agreement without reason, Party A shall pay a penalty of 0.3% of the delayed payment amount to Party B every day. If Party A continuously delays the payment for more than two months or fails to fulfill the agreement due to default, Party B has the right to terminate the agreement and recover the arrears and liquidated damages in accordance with the law.
5.	If there are events or mass incidents that affect the normal production and operation of Party A due to the reasons of Party B or Party B’s transportation personnel, Party A has the right to immediately terminate this labor transportation agreement. If losses are caused to Party A, Party B shall also be liable for compensation.

Article 11 Change and Termination of Agreement

1.	If either party has legitimate reasons to request a change to this agreement, they must notify the other party in writing 30 days in advance and negotiate a solution. Both parties shall sign a separate change agreement.
2.	If both parties no longer renew this agreement upon the expiration of this agreement, or if Party A terminates the agreement in advance due to business and business needs, or if one party breaches the agreement and terminates the agreement in advance, then this agreement shall be terminated. However, the termination of the agreement shall not harm the interests of third parties, otherwise the defaulting party shall bear the responsibility.

Article 12 Supplementary Provisions

1.	Unless otherwise agreed by both parties, any formal correspondence and settlement related to this agreement between Party A and Party B shall be based on the information reserved by both parties in this agreement. If there is any change in the name, legal address, remitter, payee, account opening bank, or bank account of either party, the changing party shall notify the other party in writing at least five days in advance (such written notice must be stamped with official seal and signed and confirmed by the authorized representative of this contract), otherwise the reserved information will be deemed valid.
2.	For matters not covered in this agreement, both parties may negotiate and sign a supplementary agreement, which has the same legal effect as this agreement.
3.	All disputes arising from the performance of this agreement shall be resolved through friendly consultation between both parties. If it cannot be resolved through consultation, a lawsuit shall be filed with the people’s court in the place where Party A is located. The losing party shall bear the corresponding litigation costs.
4.	This agreement is made in duplicate, with Party A holding two copies and Party B holding one copy. It shall come into effect from the date when both parties have the authorized signatories to sign and affix their official seals.

Exhibit A-2

Supplementary Agreement

Party A: Dongguan Great Wall Development Technology Co., Ltd.

Address: No. 2, Chigang Junma Road, Humen Town, Dongguan City, Guangdong Province

Party B: Dongguan Gongwu Yuan Yifang Talent Service Co., Ltd.

Address: Building 2, No.19, Gao’ai Zhenxing South Road, Dongguan City, Guangdong Province

Party A and Party B, based on friendly consultation, honesty and credit, and common development principles, according to actual conditions, add supplementary clauses to the main contract (signed on August 29th, 2022, contract name “Labor Dispatch Cooperation Agreement”). Specific details are as follows:

I. Supplementary Clauses

1.	Party B shall provide background materials and reference information of the recommended personnel as much as possible based on the job requirements of Party A.

2.	Party B confirms that it has known all the management rules and regulations of Party A. The employees recommended by Party B must abide by Party A’s relevant rules and regulations after entering the position. If any violation is found, Party A has the right to impose corresponding economic penalties on the relevant personnel. If the circumstances are serious, Party A has the right to terminate the contract directly and Party B should be responsible for receiving the personnel and completing relevant procedures.

3.	Party B shall ensure the number of employees working for Party A in accordance with Party A’s requirements. If any employee requests to resign due to personal reasons during the contract period, Party B shall promptly notify Party A.

4.	Party B shall strictly fulfill the management responsibility for the dispatched personnel, including maintaining communication with them and timely resolving the issues reflected by the personnel. If any abnormal situation occurs with the dispatched personnel, Party B shall promptly notify Party A.

5.	Party A has the right to require Party B and the recommended employees of Party B to keep confidential the relevant commercial secrets of Party A’s production. Party B also has the right to require Party A to keep confidential the relevant information of the contract it has contracted, and not to disclose it to any third party. Any consequences caused by the disclosure shall be borne by the breaching party.

II. This agreement shall become an inseparable part of the main contract after it comes into effect, and shall have the same legal effect as the main contract. Except for the clauses that have been clearly modified in this agreement, the remaining parts of the main contract shall remain valid. In case of any conflict between this agreement and the main contract, this agreement shall prevail.

III. This agreement is in duplicate, with one copy for Party A and one for Party B. This agreement shall take effect on the date of signature and seal by both parties.

Exhibit A-3

Recruitment Agency Agreement

Contract No.: GWY20220221DL001

Party A (Demand Party): Jiangxi Talent Services Co., Ltd.

Party B (Platform Party): Beijing Fengqi Tianxia Network Technology Co., Ltd.

Through friendly consultation, and based on the principles of equality, voluntary cooperation, and good faith, in order to clarify the rights and obligations of both parties, the following agreement is reached:

I. Intermediary Period

1.	Party B shall introduce employees to Party A, and the introduced employees shall be employed by Party A as formal employees, establish a labor relationship with Party A in accordance with the law, sign a labor contract, and provide labor according to Party A’s rules and regulations.
2.	The validity period of this agreement: from March 1, 2022 to February 28, 2023. During the validity period, Party B shall provide introduction fees and transportation subsidies as stipulated in this agreement for the formally employed employees introduced by Party B to Party A. If the agreement expires without renewal, the parties shall negotiate a new arrangement for newly introduced formal employees. If the introduction fees and transportation subsidies have not been paid in full during the validity period, they shall still be executed in accordance with the terms of this agreement.

II. Conditions for Formal Employees

The formal employees organized by Party B must meet the following conditions:

1.	In principle, the employee must be over 16 years old (those under 16 years old will not be hired);
2.	The employee must provide their true and valid ID card and bank card;
3.	Party B shall be responsible for the true identity of the introduced employees. No one shall use or impersonate another person’s ID card to be employed. Otherwise, Party B shall be liable.

III. Introduction Fees and Transportation Subsidies

If the personnel introduced by Party B are formally employed by Party A, Party A shall provide Party B with an introduction fee as follows:

1.	The introduction fee shall be calculated from the 7th day after the employee’s employment (no fee shall be charged for less than 7 days), and each batch shall be valid for 6 months. After the expiration of the 6-month period, Party A shall no longer pay Party B for the introduction fee for that batch.
2.	(1) Party A shall pay Party B an introduction fee per person per month in accordance with the standard of 0 Yuan/person/month.

(2) Party A shall pay Party B an introduction fee of 6.5 Yuan/hour per person according to the actual working hours.

3.	After the formal employee has been employed for 30 days, Party A shall provide Party B with transportation subsidies per person in accordance with the standard of 0 Yuan/person, which shall be paid to Party B by transfer. (Short-term employees who have not worked for a month due to personal reasons will not be given transportation subsidies);

4.	Party A shall transfer the formal employee management fee to Party B before the 25th of each month, and pay it to Party B’s collection account, which is as follows:

Account name: Beijing Fengqi Tianxia Network Technology Co., Ltd.

Bank: China CITIC Bank Beijing Sun Palace Branch

Account number: 8110701013001636950

5.	If Party B changes the collection account information, it shall notify Party A in writing in advance. Otherwise, Party A shall pay to the account specified in this agreement, which shall be deemed to have fulfilled the payment obligation stipulated in this agreement, and Party B shall bear the corresponding responsibilities.

IV. Party B’s Responsibilities and Obligations

1.	Party B shall provide a valid and authentic business license and ensure that the license is within its valid period of operation.
2.	Party B shall provide a valid and authentic operating license and pass an annual review every year, submitting the annual review certification materials to Party A.
3.	Party B shall not withhold or retain the formal identification documents of employees, nor shall it charge any fees for introducing employees. Party B shall not force or coerce employees to take up employment.
4.	Party B is not an agent of Party A, and shall not make any promises or declarations to prospective employees in the name of Party A, which shall not be legally binding on Party A.

V. This agreement is made in duplicate, with each party holding one copy. It shall become effective from the date of signing. Matters not covered herein shall be resolved through consultation between the parties. If consultation fails, the case shall be submitted to the Dongguan Branch of the Guangzhou Arbitration Commission in China for arbitration.

Exhibit B-1

Outsourcing Agreement

Party A (Company): Guangdong Yingwang Shixian Investment Co., Ltd.

Party B (Platform): Shenzhen Gongwu Park Network Technology Co., Ltd.

Agreement No.: GWY-20210423-01

Signing Time: April 23, 2021

Signing Location: Dongguan

Party A and Party B have maintained a good cooperative relationship for a long time. In order to fully leverage the advantages of both parties and achieve a win-win situation, both parties, in accordance with the “friendly consultation, sincere cooperation, and common development” principle and based on the “Civil Code of the People’s Republic of China” and relevant laws and regulations, have reached a consensus and signed this cooperation agreement.

I. Scope of Cooperation

Party A outsources the production of Wavelength Division Multiplexing (WDM) optical devices to Party B. This agreement is a framework agreement for outsourcing cooperation between both parties. Supplementary agreements or attachments confirmed and signed by both parties may be added as details of business execution.

II. Processing Price

1. Outsourcing price: Party A provides relevant materials, and Party B is responsible for arranging personnel to produce. Specific material supply is subject to actual demand. Settlement will be made based on the following unit prices during the cooperation period. If there is an increase in outsourcing projects, both parties will negotiate separately.

Serial Number	Name	Specifications	Price with Tax	Tax Rate
1	Regular CWDM	Wavelength Division Multiplexer Plug-in 1*6	4.5	6%
2	Regular CWDM	Wavelength Division Multiplexer Plug-in 1*12	9	6%
3	Regular CCWDM	Wavelength Division Multiplexer Plug-in 1*6	5.4	6%
4	Regular CCWDM	Wavelength Division Multiplexer Plug-in 1*12	10.8	6%

2. Payment settlement

Payment Method: Payment is due 30 days after the end of each month. Accounts will be checked before the 5th of each month, and invoices will be sent to Party A before the 15th of the month. If the invoice is delayed, payment will be postponed to the next month.

III. Contract Requirements

1. Quality Requirements:

Party B shall produce according to the quality standards and procurement standards provided by Party A. If there are any discrepancies, changes can only be made after confirmation with Party A.

2. Quality Inspection:

Party A shall arrange QC personnel to inspect the products produced by Party B’s personnel at any time. If any quality problems occur, production should be immediately suspended and resumed only after confirmation by Party A. If any losses are caused due to Party A’s QC failing to detect defects, Party A shall be responsible.

3. Delivery Confirmation:

Party A shall issue orders to Party B in advance according to its own market and production needs. Party B shall confirm the terms of the order within one working day of receiving the order and jointly confirm the delivery time with Party A. If no objections are raised or the delivery time is not replied to within one working day, the order information will be deemed correct and the delivery time will be executed according to Party A’s requirements.

IV. Force Majeure Clause

If any natural disaster such as wind, snow, flood, earthquake, riot, explosion, fire, government policies, orders, instructions, or other exercise of administrative powers occurs, making the contract completely or partially unable to be fulfilled, it shall be considered force majeure, and both parties shall not be liable for breach of contract. However, if a force majeure event occurs after either party has breached the contract, the defaulting party shall not be able to claim exemption due to the force majeure event.

V. Other Matters

1.	Any disputes arising from this agreement shall be resolved through friendly negotiations between the two parties. If no resolution can be reached, either party may bring a lawsuit to the local people’s court where either party is located.
2.	Four copies of this agreement are made, with each party holding two original copies. The agreement shall come into effect after the legal representative or authorized representative of both parties sign and stamp the company seal or contract-specific seal. Any alteration to the contract shall be invalid. Any modification, change, or addition to the terms of this agreement shall be subject to negotiation between both parties.
3.	Validity period of the contract: from March 1, 2021, to February 28, 2022.
4.	Within the validity period of this contract and within two years after the expiration of the validity period, both parties have an obligation to keep all related information confidential, including but not limited to product prices, sales plans, incentive policies, customer lists, financial information, technical secrets, etc. Without the written consent of both parties, neither party may disclose the terms of this agreement to a third party. If proven to be true, the disclosing party shall bear corresponding compensation liability.
5.	Contact information: 18998087379

Email address: info@gwyapp.net

Exhibit B-2

Sharing Economy Intelligent Comprehensive Service Agreement

Party A: Shenzhen Gongwuyuan Network Technology Co., Ltd

Contact address: 437 (H), No. 5 Golf Avenue, Guangpei Community, Guanlan Street, Longhua District, Shenzhen

Legal representative: Yao Peng

Contact number: 0755-88871818

Contact email:

Party B: Guixi Yihang Enterprise Service Co., Ltd

Contact address: Room 301-7, 3rd floor, Building 5S-1, Zone C, Wanhecheng, Guixi City, Yingtan City, Jiangxi Province

Legal representative: Wang Xinyu

Contact number: 18370376647

Contact email:

(Under this agreement, Party A and Party B are collectively referred to as the “Parties” or each as a “Party”.)

Considering:

1. Party A is entrusted to provide personnel for technical businesses such as production lines (excluding Jianjin and mechanical processing), and requires a large number of workers to provide services to its users/customers;

2. The second party is a company registered and established in China, with the ability to provide a sharing economy resource platform and intelligent systems. The second party accepts the commission of the first party to recommend suitable workers to the workers who have completed temporary tax registration and have resources, and provides comprehensive services for the sharing economy to the first party;

3. The workers involved in this agreement are workers with professional skills, service experience, and corresponding licenses selected by Party B on behalf of Party A in accordance with the provisions of this agreement, capable of meeting Party A’s business needs.

Under this agreement, both parties shall conduct friendly negotiations and sign this agreement in accordance with relevant laws and regulations.

Article 1 Cooperation Content

1.	Due to business needs, Party A intends to recruit a large number of workers to provide relevant services.
2.	The second party shall provide a shared economic resource platform and intelligent system, and accept the commission of the first party to provide comprehensive services for the shared economy, including but not limited to paying corresponding service income to workers who provide services to the first party, and collecting personal income tax and administrative fees from workers in accordance with the delegated authority granted by the competent tax authority.
3.	If Party A has specific requirements for workers (such as the need for professional skills, work experience, etc.), Party A shall clearly explain to Party B.

Article 2 Settlement and Payment Method of Party B’s Service Fee and Service Income

1.	The service fee charged by Party B to Party A consists of two parts:

(1)	The income earned by workers based on their services provided to Party A (hereinafter referred to as’ service income ’), which is the post VAT tax amount, is calculated as follows:

worker’s “service income”=amount received/(1+rate)

(2)	The service fee for Party B to provide comprehensive services for the sharing economy.

The total “service income” of all workers * rate (including all relevant taxes).

Service revenue	total rate	settlement cycle
within 50 million (inclusive)	6.72%	charged cumulatively within the natural month
Over 50 million	6%	charged cumulatively within the natural month

The Party A shall transfer the service fee to the second party before the 30th day of each month, and transfer the payment to the second party. The Party B payment account information is as follows:

Account Name: Guixi Yihang Enterprise Service Co., Ltd

Opening Bank: China Merchants Bank Co., Ltd. Guangzhou Huangpu Avenue Branch

Account number: 120920110510802

2.	Party A shall calculate the service income of relevant workers in accordance with the business settlement rules and generate the Service Settlement Details (the contents of the service settlement details include but are not limited to the name, ID number number and collection account of the workers involved in this agreement

The first party shall upload the “Service Settlement Details” data to the second party’s shared service platform before the 5th day of each month, including household information, quantity of orders received, and fees.

3.	Considering the commercial secrets and information security considerations of Party A, Party B shall not request Party A to access the order details of workers providing services at Party A. Party A shall truthfully fill out the “Service Settlement Details”, and Party B shall have no obligation to review the “Service Settlement Details”.
4.	The payment account information of workers shall be subject to the “Service Settlement Details” provided by Party A.
5.	workers may independently inquire about the calculation method and payment method of service income at Party A’s location. Party A shall provide relevant inquiry convenience. If any disputes arise between workers and Party A as a result, Party A shall be responsible.
6.	When Party B accepts the commission of a worker to pay its service income, it shall, in accordance with relevant tax policies and regulations and the requirements of Party B’s competent tax authority, collect various taxes and administrative fees stipulated by laws and regulations on its behalf. These payments will be paid from Party A to Party B, and deducted by Party B when Party B accepts the commission of Party A to pay the worker service income involved in this agreement. The workers involved in this agreement shall provide assistance and information related to tax declaration and payment.

7.	Both Party A and Party B shall confirm and settle the fees in the form of the “Monthly Service Project Fee Settlement Form”, and the settlement cycle of Beiti is as follows:

(1)	The second party shall prepare a monthly service project fee settlement form based on the data uploaded by the first party in the “Service Settlement Details Form”, and verify and confirm the service fee with the first party before the 15th day of each month.
(2)	The second party shall distribute the service income to the worker account within 5 working days after receiving the service fee paid by the first party according to the “Monthly Service Project Fee Settlement Form” (which will automatically flow from holidays to working days). In case of any abnormalities, the second party shall promptly notify the first party and communicate with the first party for solutions.
(3)	The second party shall deliver a value-added tax special invoice for the same amount of service fee and service income to the first party within 5 working days (from holidays to working days) after the service income is distributed and the first party confirms that there will be no more fees incurred this month.

Article 3 Rights and Obligations of Party A

1.	Party A shall publish work tasks on Party B’s platform to recruit workers and provide corresponding services by corresponding workers.
2.	The first party has the right to decide to suspend activities, suspend settlement of fees, terminate activities and corresponding contractual arrangements for workers based on their service provision, etc. The second party shall not interfere.
3.	Party A shall truthfully fill out the service settlement details and pay the service fee to Party B in full and on time.
4.	The first party shall bear legal responsibility for the work tasks and all information published on the second party’s platform. The first party shall ensure that the service information it publishes is true, valid, and in accordance with legal regulations, and that the information will not be arbitrarily revoked or changed. If the above information is false or changed, resulting in the worker involved in this agreement being unable to provide services or causing losses to Party B, Party A shall bear the responsibility.
5.	Party A undertakes to keep confidential the personal privacy information disclosed to workers under this agreement.
6.	The first party promises that the personal information legally provided to or shared with the second party has been approved by the personal information subject. Meanwhile, Party A authorizes Party B to use personal information lawfully collected by Party A for the purpose of completing this agreement. The aforementioned “personal information” refers to various information recorded electronically or in combination with other information that can identify the personal identity of a natural person, including but not limited to the name, date of birth, ID number, bank account information, address, phone number, etc.
7.	Party A promises to fulfill its security protection obligations for personal information obtained from workers involved in this agreement in accordance with relevant laws and regulations, protect the network from interference, damage, or unauthorized access, and prevent network data leakage, theft, or tampering.
8.	From the date when Party B pays the service income payable to the worker’s account, it shall be deemed that the worker has received the aforementioned business service fee; If the payment fails due to incorrect worker information provided by Party A, Party A shall bear corresponding responsibility.
9.	Party A agrees to provide Party B with all necessary qualification documents of Party A, such as business license, administrative license documents required by laws and regulations, in accordance with Party B’s requirements.

Article 4 Rights and Obligations of Party B

1.	Both parties clarify that Party B and the worker do not have any legal relationship in terms of labor/labor relations.
2.	Party B has the right to charge Party A corresponding service fees for the comprehensive sharing economy services provided by Party B under this agreement.
3.	The second party shall adhere to the principle of maximizing the interests of the first party, diligently perform this agreement, maintain the image of the first party, and shall not harm the legitimate rights and interests of the first party.
4.	The second party shall, in accordance with relevant tax policies and regulations and the requirements of the competent tax authorities of the second party, provide the settlement details of the services provided to the first party, and the workers involved in this agreement shall collect various taxes and administrative fees as stipulated by laws and regulations. These payments shall be paid from the first party to the second party, and the second party shall accept the commission of the first party to deduct them when paying the worker service income involved in this agreement. At the request of Party B, if Party A is required to assist in providing assistance and information related to tax reporting and payment, Party A has the obligation to assist in resolving the issue.

(1)	The second party shall comply with the provisions of national laws, administrative regulations, and rules regarding entrusted collection and complete the collection behavior stipulated in this agreement.
(2)	The second party shall pay taxes in full and in a timely manner in accordance with the law, ensuring that the amount of tax receipts issued is consistent with the amount of taxes reported.
(3)	The second party shall, in accordance with the ticket management regulations of the competent tax authority, receive, keep, issue, and submit relevant vouchers for payment and cancellation.
(4)	When collecting taxes on behalf of Party B under this agreement, Party B shall issue a tax certificate provided by Party B’s competent tax authority to Party A.

5.	The services provided by Party B to the worker to meet the business needs of Party A do not necessarily result in any labor or labor contract relationship between Party B and the worker. The second party shall not bear any legal responsibility for any disputes arising between the worker and any party or third party due to their business activities.
6.	The second party promises to keep confidential the personal privacy information disclosed by the workers involved in this agreement.
7.	Party B may retain personal information obtained from the workers involved in this agreement in order to achieve this cooperation. However, without its authorization, Party B shall not disclose its personal information to any third party.
8.	The second party promises to fulfill the security protection obligation for personal information obtained from workers involved in this agreement in accordance with relevant laws and regulations, protect the network from interference, damage or unauthorized access, and prevent network data leakage, theft, and tampering.

Article 5 Liability for Breach of Contract

1.	Party A shall make payment in a timely manner according to the confirmed bill amount by both parties and at the agreed time. If there is a delay in payment, Party B may extend the payment by one working day for each day of delay. If the delay is more than three times (including three times), Party B has the right to terminate the contract.
2.	The second party shall provide services on time according to the requirements of the first party. If there is a delay and the second party refuses to correct it after written notice from the first party, and if the above situation occurs three or more times (including three times), the first party has the right to terminate the contract.
3.	During the service period provided by Party B, if Party B’s work error causes economic losses to Party A, Party B shall be liable for compensation.
4.	If some or all of the provisions of this agreement cannot be fulfilled due to government actions or force majeure factors, the party suffering from such actions shall not be liable for breach of contract. The aforementioned government actions include but are not limited to the failure of Chinese government agencies to grant or revoke the corresponding business qualifications or rights of Party A and Party B.

Article 6 Applicable Law Mechanism, Disputes and Dispute Resolution, and Judicial Administration

The conclusion, execution, interpretation, and dispute resolution of this agreement shall be governed by Chinese law. Any disputes arising from or in connection with this agreement shall be resolved through friendly consultation between the parties.

If it cannot be resolved through negotiation, all parties to the agreement agree to submit it to the people’s court where Party B is located for litigation resolution.

Article 7 Notice

Unless otherwise agreed in this agreement, all notices during the performance of this agreement shall be sent by registered mail, EMS, or express delivery to the addresses of each party listed at the beginning of this agreement. Both parties guarantee that this address is the address where notices can be delivered at any time. When the address changes, the changing party shall immediately notify the other party in writing of the changed address. If sent by registered mail, EMS or courier, it shall be deemed delivered 5 days after the postmark date/due date.

2.	If either party fails to promptly notify the other party in writing of the change of address, and other parties mail it to the address originally provided, in accordance with the provisions of the preceding paragraph, delivery shall be deemed to have been made on the date 5 days after the postmark date/due date.

Article 8 Effectiveness and Validity Period of the Agreement

1.	This agreement shall be valid from September 1, 2021 to August 31, 2023, and shall come into effect from the date of being stamped and signed by Party A and Party B. The validity period shall be one year. If no party to the agreement raises any objections in writing within one month before the expiration of the agreement, the validity period of this agreement shall be automatically extended by one year.
2.	After the signing of this agreement, if there are other supplementary agreements, these supplementary agreements and attachments shall form an integral part of this agreement and have the same legal effect.
3.	This agreement is made in duplicate, with each party holding one copy, each of which has the same legal effect.